Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

APPOINTMENT OF CHAIRMAN OF THE BOARD AND MEMBERS OF THE BOARD COMMITTEES

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) is pleased to announce that at the first meeting of the fifth session of the Board held on 28 May 2015, Mr. Yang Mingsheng was elected as the chairman of the Board. The Board also appointed members of the four Board committees, namely the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee and the Strategy and Investment Decision Committee. The members of each of the Board committees are as follows:

Audit Committee	Nomination and Remuneration Committee
Mr. Drake Pike (Chairman)	Mr. Chang Tso Tung Stephen (Chairman)
Mr. Chang Tso Tung Stephen	Mr. Miao Jianmin
Mr. Huang Yiping	Mr. Drake Pike

Risk Management Committee	Strategy and Investment Decision Committee
Mr. Anthony Francis Neoh (Chairman)	Mr. Huang Yiping (Chairman)
Mr. Zhang Xiangxian	Mr. Wang Sidong
Mr. Liu Jiade	Mr. Lin Dairen
Mr. Xu Haifeng
Mr. Xu Hengping
Mr. Anthony Francis Neoh

The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is still subject to the approval of the China Insurance Regulatory Commission.

By Order of the Board

China Life Insurance Company Limited
Heng Victor Ja Wei

Company Secretary

Hong Kong, 28 May 2015

Commission File Number 001-31914

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping*, Xu Haifeng*
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade*
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen,
Huang Yiping, Drake Pike*

*	Note: The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is still subject to the approval of the China Insurance Regulatory Commission.